FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                         No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                         No         X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                         No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Letter submitted to the National Securities Commission of Argentina on August 3, 2007, regarding the Board approval of the financial statements for the six-month period ended June 30, 2007.

Item 1

Buenos Aires, August 3, 2007

To the

Buenos Aires Stock Exchange

National Securities Commission of Argentina

Ref.:  Financial Statements 06/30/2007

In order to fulfill the requirements of Section No. 63 of the Buenos Aires Stock Exchange Rules, we inform you that the Company’s Board of Directors approved, at its meeting held on August 3, 2007, the financial statements for the six month period ended June 30, 2007. Relevant information to such financials statements of YPF S.A. follows.

Statement of Income (1) (in millions of pesos - Prevailing exchange rate Ps. 3.09 = US$ 1)

Net income before income tax	3.313
Income tax	(1.169)

Net income for the six month period ended June 30, 2007	2.144

Detail of Shareholders’ Equity as of 06/30/2007 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed capital	3,933
Adjustment to contributions	7,281
Issuance premiums	640

Total Shareholders’ contributions	11,854
Legal reserve		2.020
Deferred earnings		(127)
Reserve for future dividends		4.584
Unappropiated retained earnings		5.795

Total Shareholders’ Equity		24.126

(1)	Amounts in accordance with Argentine GAAP

On the other hand, it is important to consider the following highlights during the six month period ended on June 30, 2007:

•	Investments consolidated in Fixed Assets amounted to $2.529 million, exceeding by 18% those for the same period in 2006.
•	YPF S.A. consolidated exports amounted to $4.172 million, net of export withholdings, an 8% decrease from the amount for the same period last year.
•	Taxes, contributions and royalties payable to the National Government and the Provinces amounted to $5.641 million.

Subsection o)-Shares owned by the parent group

As of June 30, 2007 the parent group of the company owned 389,543,836 shares, class D and represented 99.04% of the capital stock.

Subsection p)-Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group:

None.

Subsection q) Parent shareholder of the company:

Repsol YPF S.A. with legal domicile established at Paseo de la Castellana 278, 28046 Madrid, Spain.

Sincerely yours,

By YPF S.A.

Walter Forwood

Economic-Financial Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 8, 2007	By:	/s/ Walter Cristian Forwood
Name: Walter Cristian Forwood Title: Chief Financial Officer